December 6, 2024

VIA EDGAR

Ms. Suying Li
Ms. Angela Lumley
Division of Corporate Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Papa John’s International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for the Fiscal Quarter Ended September 29, 2024
File No. 000-21660

Dear Ms. Li and Ms. Lumley:

We are writing in response to your letter dated November 21, 2024, commenting on the above-referenced filings of Papa John’s International, Inc. (“Papa John’s” or the “Company”). For your convenience, we have repeated each of the Staff’s comments below together with the subheadings used in your letter. Each comment is followed by our response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Operating Income by Segment, page 43

Comment:

1.You discuss the changes in adjusted operating income by segment, a non-GAAP measure, without providing a similar discussion of the comparable GAAP measure. Please revise to discuss the changes in operating income by segment with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Forms 10-Q in fiscal year 2024.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise its discussion of segment results of operations in future filings such that the comparable GAAP financial measures will be discussed with equal or greater prominence to any non-GAAP measures.

Consolidated Statements of Operations, page 58

Comment:

2.Please remove dividends declared per share from your consolidated statements of operations and instead present this information in your consolidated statements of stockholders' equity and/or footnotes. Similarly revise your Forms 10-Q and earnings releases. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-10532.

Response:

The Company respectfully acknowledges the Staff’s comment and will remove dividends declared per share from our consolidated statements of operations in future filings and earnings releases. The Company will revise our consolidated statements of stockholders’ deficit to include this information in future filings.

Notes to Consolidated Financial Statements
7. Earnings Per Share, page 75

Comment:

3.We note that there are no adjustments for “dividends paid to participating securities” and “net income attributable to participating securities” to net income attributable to the company in your earnings per share calculations for the year ended December 31, 2023. In addition, your disclosure in note 7 on page 14 of your 10-Q for the quarterly period ended September 29, 2024 no longer indicates that you are calculating earnings per share under the two-class method. Considering there appears to be outstanding time-based restricted stock units at December 31, 2023 and restricted stock units continue being issued during the fiscal year 2024, please tell us your basis for no longer computing earnings per share under the two-class method.

Response:

The Company respectfully acknowledges the Staff’s comment and acknowledges the requirements set forth in ASC 260. The Company notes that the only participating securities are the Company’s outstanding time-based restricted stock awards issued to employees. The number of shares subject to these outstanding awards is very small, representing approximately one percent of the total outstanding shares of the Company. As a result, application of the two-class method had a de minimis impact on earnings per share in the periods covered by the above-referenced filings. Because the amounts were quantitatively and qualitatively immaterial, the Company did not present the allocation of earnings per share under the two-class method. The Company had previously applied the two-class method in 2022 and prior periods because, prior to 2022, the application of the two-class method had a material effect on earnings per share due to the Company’s outstanding series of preferred stock, a participating security that was eliminated during 2021. The Company has a quarterly process in place whereby it calculates earnings per share under the two-class method and assesses for materiality to determine whether application and disclosure is necessary. Please refer to the table below where the impact of the two-class method is presented with a comparison to the earnings per share results as presented in the referenced filings.

In light of the Staff’s comment, the Company will update its presentation of earnings per share in future filings to reflect the application of the two-class method beginning in the fourth quarter of 2024 without any further consideration of the potential immaterial impact of such presentation.

	Year ended December 31, 2023		Three months ended September 29, 2024		Nine months ended September 29, 2024
	As Calculated Within Form 10-K	Calculation including Impact of Two-Class EPS method	As Calculated Within Form 10-Q	Calculation including Impact of Two-Class EPS method	As Calculated Within Form 10-Q	Calculation including Impact of Two-Class EPS method
Basic earnings per common share	$2.493	$2.478	$1.277	$1.272	$2.100	$2.087
Diluted earnings per common share	$2.476	$2.467	$1.270	$1.267	$2.091	$2.082

	Calculated difference	Percentage difference	Calculated difference	Percentage difference	Calculated difference	Percentage difference
Difference – Basic EPS	$(0.015)	(0.60)%	$(0.005)	(0.38)%	$(0.013)	(0.64)%
Difference – Diluted EPS	$(0.009)	(0.35)%	$(0.003)	(0.22)%	$(0.009)	(0.44)%

******

Thank you for your consideration in reviewing the above responses. Please direct any further comments or requests for additional information to my attention at Ravi_Thanawala@papajohns.com.

Sincerely,
Papa John’s International, Inc.

/s/ Ravi Thanawala

Ravi Thanawala
Chief Financial Officer & EVP, International
(Principal Financial and Accounting Officer)

cc: John Beckman, Hogan Lovells US LLP

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